FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of October 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:               October 06 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notice to London Stock Exchange dated 06 October 2005 'Transaction in Own Shares'

Exhibit 99



Unilever NV and Unilever PLC

6 October 2005



Unilever NV and Unilever PLC - Transactions in Own Shares



Unilever NV announces that on 5 October 2005, it purchased 92,464 Unilever NV ordinary shares at prices between EUR60.15 and EUR60.55 per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever NV together with subsidiary companies, holds 19,955,735 Unilever NV ordinary shares in treasury, and has 551,620,165 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 5 October 2005, it purchased 423,413 Unilever PLC ordinary shares at prices between 593.00 pence and 597.50 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 955,157 Unilever PLC ordinary shares in treasury, and has 2,910,503,423 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam
             (Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London
              (Tel. +44 207 822 5746)